SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PANDION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Panama Merger Sub, Inc.

a wholly-owned subsidiary of

Merck Sharp & Dohme Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities (Underlying Common Stock))

Kelly Grez

Deputy Corporate Secretary, Merck & Co., Inc.

2000 Galloping Hill Road, Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,880,984,400.00	$205,215.40
*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Pandion Therapeutics, Inc. (“Pandion”), at a purchase price of $60.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of March 1, 2021 (the most recent practicable date): (i) 29,515,583 shares of Pandion common stock were issued and outstanding, (ii) 1,823,181 shares of Pandion common stock were subject to outstanding Pandion stock options and (iii) a warrant to purchase an aggregate of 10,976 shares of Pandion common stock was outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pandion Therapeutics, Inc., a Delaware corporation (“Pandion”), at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of February 24, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Pandion, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Form of Tender and Support Agreement, among Parent, Purchaser and certain stockholders of Pandion, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Pandion Therapeutics, Inc., a Delaware corporation. Pandion’s principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472. Pandion’s telephone number is (617) 393-5925.

(b) This Schedule TO relates to the outstanding Shares. Pandion has advised Purchaser and Parent that, as of March 1, 2021 (the most recent practicable date): (i) 29,515,583 shares of Pandion common stock were issued and outstanding, (ii) 1,823,181 shares of Pandion common stock were subject to outstanding Pandion stock options and (iii) a warrant to purchase an aggregate of 10,976 shares of Pandion common stock was outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) - (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 - “Terms of the Offer”

•	Section 2 - “Acceptance for Payment and Payment for Shares”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 - “Withdrawal Rights”

•	Section 5 - “Material U.S. Federal Income Tax Consequences”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

•	Section 17 - “Appraisal Rights”

•	Section 19 - “Miscellaneous”

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Pandion”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Pandion”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

•	Section 13 - “Certain Effects of the Offer”

•	Section 14 - “Dividends and Distributions”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 - “Source and Amount of Funds”

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Pandion”

•	Section 18 - “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent and Purchaser”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with Pandion”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 - “Purpose of the Offer; Plans for Pandion”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 - “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 4, 2021.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint press release issued by Merck & Co, Inc. and Pandion Therapeutics, Inc., dated February 25, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Merck Sharp & Dohme Corp. with the SEC on February 25, 2021).

(a)(1)(F)	Summary Advertisement, dated March 4, 2021.*

(a)(1)(G)	Press release issued by Merck & Co., Inc., dated March 4, 2021.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of February 24, 2021, among Pandion Therapeutics, Inc., Merck Sharp & Dohme Corp. and Panama Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pandion on February 25, 2021).

(d)(2)	Form of Tender and Support Agreement, dated as of February 24, 2021, among Merck Sharp & Dohme Corp., Panama Merger Sub, Inc. and certain stockholders of Pandion Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pandion on February 25, 2021).

Exhibit No.	Description

(d)(3)	Confidential Disclosure-In Agreement, dated as of April 9, 2018, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Merck & Co., Inc. on March 4, 2021).

(d)(4)	Amendment No. 1 to Confidential Disclosure-In Agreement, dated as of December 16, 2019, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Merck & Co., Inc. on March 4, 2021).

(d)(5)	Amendment No. 2 to the Confidential Disclosure-In Agreement, dated as of December 18, 2020, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Merck & Co., Inc. on March 4, 2021).

(d)(6)	Amendment No. 3 to the Confidential Disclosure-In Agreement, dated as of February 13, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Merck & Co., Inc. on March 4, 2021).

(d)(7)	Exclusivity Agreement, dated as of February 9, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp. (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Merck & Co., Inc. on March 4, 2021).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Panama Merger Sub, Inc.

By:	/s/ Rita Karachun
Name: Rita Karachun
Title: President

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Corporate Development

Date: March 4, 2021